EXHIBIT 21.1

LIST OF SUBSIDIARIES

Name	Jurisdiction of Incorporation
Alliance for Community Health L.L.C	Missouri
American Family Care, Inc.	California
Molina Center LLC	Delaware
Molina Healthcare Data Center, Inc.	New Mexico
Molina Healthcare of California	California
Molina Healthcare of California Partner Plan, Inc.	California
Molina Healthcare of Florida, Inc.	Florida
Molina Healthcare of Illinois, Inc.	Illinois
Molina Healthcare of Michigan, Inc.	Michigan
Molina Healthcare of New Mexico, Inc.	New Mexico
Molina Healthcare of Ohio, Inc.	Ohio
Molina Healthcare of Texas, Inc.	Texas
Molina Healthcare of Texas Insurance Company*	Texas
Molina Healthcare of Utah, Inc.	Utah
Molina Healthcare of Virginia, Inc.	Virginia
Molina Healthcare of Washington, Inc.	Washington
Molina Healthcare of Wisconsin, Inc.	Wisconsin
Molina Information Systems, LLC, dba Molina Medicaid Solutions	California

*	Wholly owned subsidiary of Molina Healthcare of Texas, Inc.